UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33097

Gladstone Commercial Corporation

(Exact name of registrant as specified in its charter)

1521 Westbranch Drive, Suite 100

McLean, Virginia 22102

(703) 287-5800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.00% Series D Cumulative Redeemable Preferred Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

Common Stock, $0.001 par value per share

6.625% Series E Cumulative Redeemable Preferred Stock, par value $0.001 per share

6.00% Series G Cumulative Redeemable Preferred Stock, par value $0.001 per share

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Gladstone Commercial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Gladstone Commercial Corporation (Registrant)

July 12, 2021	By:	/s/ Gary Gerson
Gary Gerson Chief Financial Officer